# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Marex Group plc, CIK 0001997464
CUSIP: G5S37H101
Title of class of securities: Ordinary shares, nominal value of $0.001551 per ordinary share
Address of issuer's principal executive offices: 155 Bishopsgate,, London, United Kingdom (X0), EC2M 3TQ
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002044888

## Reporting persons
- Ocean Ring Jersey Co Limited: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ocean Trade Lux Co S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Trilantic Capital Partners IV (Europe) L.P.: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Trilantic Capital Partners Associates IV (Europe) L.P. Inc: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Trilantic Capital Partners Management Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Marex Group plc
Address of issuer's principal executive offices: 155 Bishopsgate, London, EC2M 3TQ, United Kingdom, 140 East 45th Street, 10th Floor, New York, New York 10017

## Item 2. Person Filing
Name of person filing:
Ocean Ring Jersey Co Limited ("Ocean Ring").
Ocean Trade Lux Co S.a r.l. ("Ocean Trade").
Trilantic Capital Partners IV (Europe) L.P. ("Trilantic Europe IV").
Trilantic Capital Partners Associates IV (Europe) L.P. Inc ("TCPA IV Europe").
Trilantic Capital Partners Management Limited ("TCPML").

Each of such persons is referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." This Schedule 13G is being filed pursuant to a Joint Filing Agreement, attached hereto as Exhibit 1.
Address of principal business office or, if none, residence:
Ocean Ring: 47 Esplanade, St. Helier, JE1 0BD, Jersey.
Ocean Trade: 44 Grande-Duchesse Charlotte, L-1330
Luxembourg. Trilantic Europe IV: 35 Portman Square, W1H
6LR, London.
TCPA IV Europe: Floor 2, Trafalgar Court, St Peter Port, GY1 4LY, Guernsey.
TCPML: Floor 2, Trafalgar Court, St Peter Port, GY1 4LY, Guernsey.
Citizenship: See the responses to Item 4 of the attached cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the cover page of each Reporting Person.
Percent of class: See the response to row 11 of the cover page of each Reporting Person.
Sole power to vote or to direct the vote: See the response to row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See the response to row 6 of the cover page of each Reporting Person. Prior to their disposition, the Ordinary Shares were held directly by Ocean Ring. Ocean Ring is a wholly-owned subsidiary of Ocean Trade, which itself is owned by Trilantic Europe IV and other co-investors. The voting and investment control over the Ordinary Shares of the Company held by Ocean Ring is exercised indirectly by the board of directors of TCPML, acting as general partner of TCPA IV Europe, acting itself as general partner of Trilantic Europe IV, which is the controlling shareholder of Ocean Trade.
Sole power to dispose or to direct the disposition: See the response to row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See the response to row 8 of the cover page of each Reporting Person, as well as the answer to Item 4(c)(ii).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement, dated as of November 14, 2024, among the Reporting Persons (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Securities and Exchange Commission on November 14, 2024 by the Reporting Persons).

## Signatures
- Ocean Ring Jersey Co Limited: /s/ Joseph Cohen, Joseph C. Cohen / Director (07/28/2025)
- Ocean Trade Lux Co S.a r.l.: /s/ Laurent Forget, Laurent Forget / Manager (07/28/2025)
- Ocean Trade Lux Co S.a r.l.: /s/ Alexandre Moyret, Alexandre Moyret / Manager (07/28/2025)
- Trilantic Capital Partners IV (Europe) L.P.: /s/ Mark Huntley, Mark Huntley / Director of Trilantic Capital Partners Management Limited, itself General Partner of Trilantic Capital Partners Associates IV (Europe) (07/23/2025)
- Trilantic Capital Partners Associates IV (Europe) L.P. Inc: /s/ Mark Huntley, Mark Huntley / Director of Trilantic Capital Partners Management Limited, itself General Partner of Trilantic Capital Partners Associates IV (Europe) (07/23/2025)
- Trilantic Capital Partners Management Limited: /s/ Mark Huntley, Mark Huntley / Director (07/23/2025)